UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           Crown Media Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228411104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip NO.: 228411104

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    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (BHCA), L.P.
           13-337-1826

--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [_]

            (b) [_]

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    3.     SEC Use Only

--------------------------------------------------------------------------------

    4.     Citizenship or Place of           Delaware
           Organization

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  Number of Shares      5.     Sole Voting Power   3,844,420 (includes Options
  Beneficially                 to purchase 7,800 shares)
  Owned by Each
  Reporting Person
  With:

--------------------------------------------------------------------------------

                        6.     Shared Voting
                               Power

--------------------------------------------------------------------------------

                        7.     Sole Dispositive       3,844,420 (includes
                               Power                  Options to purchase 7,800
                                                      shares)
--------------------------------------------------------------------------------

                        8.     Shared Dispositive
                               Power

--------------------------------------------------------------------------------

 9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,844,420 (includes Options to purchase 7,800 shares)

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

 11.       Percent of Class Represented by Amount in Row (9)            5.2%

--------------------------------------------------------------------------------

 12.       Type of Reporting Person (See Instructions)
           PN
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                               Page 2 of 12 Pages

                                  SCHEDULE 13G

ISSUER:  Crown Media Holdings                               CUSIP NO.: 228411104


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the vesting of Options to purchase 7,800 Shares of the Issuer's Common Stock as well as a change in executive officers and directors of the controlling persons of the Reporting Person.

ITEM 1.

      (a)   Name of Issuer:

            Crown Media Holdings

      (b)   Address of Issuer's Principal Executive Offices:

            6430 S. Fiddlers Green Circle
            Englewood, CO 80111

ITEM 2.

      (a)   Name of Person Filing:

            J.P. Morgan Partners (BHCA), L.P.

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office Or, If None, Residence:

            1221 Avenue of the Americas
            New York, New York 10020

      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities (Of Issuer):

            Common Stock

      (e)   Cusip Number:

            228411104

Item 3. If This Statement is Filed Pursuant to Ss.ss. 240. 13D-1(b) or 240. 13D-2(b) or (c), Check Whether the Person Filing is A:

            Not applicable.

Item 4. Ownership

      (A)   AMOUNT BENEFICIALLY OWNED:

            3,850,810 (includes Options to purchase 7,800 shares)

      (B)   PERCENT OF CLASS:

            5.2% (as of December 31, 2004)


                               Page 3 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip No.: 228411104


      (c)   Number of Shares as to Which Such Person Has:

            (i)   3,850,810 (includes Options to purchase 7,800 shares)

            (ii)  Not applicable.

            (iii) 3,850,810 (includes Options to purchase 7,800 shares)

            (iv)  Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More Than Five Percent On Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable


                               Page 4 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip No.: 228411104


Item 11. Ownership of Five Percent or Less of a Class

            Not applicable.

ITem 12. Ownership of More Than Five Percent On Behalf of Another Person

            Not applicable.

Item 13. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company

            Not applicable.

Item 14. Identification and Classification of Members of the Group

            Not applicable.

Item 15. Notice of Dissolution of Group

            Not applicable.

Item 16. Certification

            Not applicable


                               Page 5 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip No.: 228411104


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2005

                            J.P. MORGAN PARTNERS (BHCA), L.P.

                            By: JPMP Master Fund Manager, L.P.,
                                its general partner

                            By: JPMP Capital Corp., its general partner


                            By: /s/ Jeffrey C. Walker
                                ---------------------
                                Name:  Jeffrey C. Walker
                                Title: President


                               Page 6 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip No.: 228411104


                                  EXHIBIT 2(a)

      This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund", whose principal business office is located at the same address as JPMP
(BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. As general partner of JPMP
(BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA). The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As general partner of JPMP Master Fund, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP Master Fund.

      JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation
(hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

                               Page 7 of 12 Pages

                               JPMP CAPITAL CORP.

                              Executive Officers(1)


Chief Executive Officer                            William B. Harrison**
President                                          Jeffrey C. Walker*
Chief Investment Officer                           Arnold L. Chavkin*
Managing Director                                  Srinivas Akkaraju*
Managing Director                                  Christopher Albinson*
Managing Director                                  Dr. Dana Beth Ardi*
Managing Director                                  Richard Aube*
Managing Director                                  Christopher C. Behrens*
Managing Director                                  John Breckenridge*
Managing Director                                  Julie Casella-Esposito*
Managing Director                                  Rodney A. Ferguson*
Managing Director                                  Cornell P. French*
Managing Director                                  Michael R. Hannon*
Managing Director                                  Matthew Lori*
Managing Director                                  Jonathan R. Lynch*
Managing Director                                  Bryan Martin*
Managing Director                                  Sunil Mishra*
Managing Director                                  Stephen P. Murray*
Managing Director                                  Timothy Purcell*
Managing Director                                  John Reardon*
Managing Director                                  Faith Rosenfeld*
Managing Director                                  Shahan D. Soghikian*
Managing Director                                  William Stuck*
Managing Director                                  Patrick J. Sullivan*
Managing Director                                  Timothy J. Walsh*
Managing Director                                  Richard D. Waters, Jr. *
Managing Director                                  Damion E. Wicker, M.D.*


                                   DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.



                               Page 8 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip No.: 228411104


                              JPMORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources, Head of
 Real Estate/Facilities, General Services, Security    John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer,
 Treasury & Securities Services                        Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*

-------------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 9 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip No.: 228411104


                                   DIRECTORS(1)

 NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and CEO
                               TIAA - CREF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Retired Chairman of the Board
                               Honeywell International Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke              President
                               Comcast Cable Communications, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 James S. Crown                President
                               Henry Crown and Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 James Dimon                   President and Chief Operating Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York 10017-2070
--------------------------------------------------------------------------------
 Ellen V. Futter               President and Trustee
                               American Museum of Natural History
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

--------------
(1)   Each of whom is a United States citizen.

* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 10 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip No.: 228411104

 NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 William H. Gray, III          Retired President and Chief Executive Officer
                               The College Fund/UNCF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.         Chairman and Chief Executive Officer
                               Clear Creek Properties, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler               Owner
                               John W. Kessler Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp                Chairman
                               The St. Paul Travelers Companies, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian          Chairman and Chief Executive Officer
                               Masco Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak                Chairman and Chief Executive Officer
                               Yum! Brands, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------


                              Page 11 of 12 Pages

                                  SCHEDULE 13G

Issuer:  Crown Media Holdings                               Cusip No.: 228411104

 NAME                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 John R. Stafford              Retired Chairman of the Board Wyeth
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

                              Page 12 of 12 Pages